Via Facsimile and U.S. Mail
Mail Stop 6010


	September 23, 2005


Mr. William R. Schlueter
Senior Vice President and Chief Financial Officer
Security Capital Corporation
Eight Greenwich Office Park
Greenwich, CT 06831

Re:	Security Capital Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed June 28, 2005
	File No.  001-07921

Dear Mr. Schlueter:

      We have reviewed your response letter dated August 12, 2005 to our comment letter dated July 21, 2005 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Notes to Consolidated Financial Statements

Note 4.  Significant Accounting Policies

Assignment Development Costs, page 39

1. We note your response to comment number 1. Please tell us how your exclusion from the income statement of assignment development costs incurred and reimbursement of these costs complies with U.S. GAAP. Please address EITF 99-19 and EITF 01-14 in your response. In your response, tell us, for each period presented the amount of assignment development costs incurred.

      Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment. Detailed cover letters greatly facilitate our review.
Please file your letter on EDGAR under the form type label
CORRSEP.
Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Dana Hartz, Staff Accountant, at (202) 551-
3648
or Joseph Roesler, Review Accountant, at (202) 551-3628 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,



								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
??

??

??

??

Mr. William R. Schlueter
Security Capital Corporation
September 23, 2005
Page 2